TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets	
Cash and cash equivalents	$ 1,080,451
Due from member	269,657
Prepaid expenses and other assets	38,359
Property and equipment - net of $ 229,945 accumulated depreciation	40,230
Total assets	$ 1,428,697
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 84,493
Accrued compensation	220,415
Total liabilities	304,908
Member's equity	1,123,789
Total liabilities and member's equity	$ 1,428,697

The accompanying notes are an integral part of these financial statements.